DIRECT DIAL 212-735-3406 DIRECT FAX 917-777-3406 EMAIL ADDRESS MKH@SKADDEN.COM	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 ---------- TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com

FIRM/AFFILIATE OFFICES

----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

SAN FRANCISCO

WASHINGTON, D.C.

WILMINGTON

---------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIENNA

January 11, 2008

John Grzeskiewicz, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dividend Capital Global Real Estate Fund of Funds, L.P. (the “Partnership”)
Registration Statement on Form N-2 (File Nos.: 333-143368 and 811-22074)

Dear Mr. Grzeskiewicz:

Please see enclosed a Pre-Effective Amendment No. 2 to the Partnership’s Registration Statement on Form N-2 and a version marked to show changes made in response to oral conversations with you, as well as other changes made to the Registration Statement since the filing of the Partnership’s Pre-Effective Amendment No. 1

Please note that in Comment 15(a) of your comment letter of July 10, 2007, you asked us to explain to the staff why the Advisory Fee is based on the aggregate commitments rather than on its total assets during the Commitment Period and whether the Advisory Fee is paid monthly in arrears only during the Commitment Period. In our response to you that accompanied the filing of the Partnership’s Pre-Effective Amendment No. 1 on August 15, 2007, we stated that we had eliminated the concept of paying the Advisory Fee on total amount of committed capital and revised the disclosure regarding the payment of the Advisory Fee throughout the Prospectus so that payment of the Advisory Fee was based on total assets, rather than aggregate commitments.

After the August 15, 2007 filing the Partnership decided to revert back to paying the Advisory Fee based on a percentage of committed capital, as stated in its initial filing, and will also

Securities and Exchange Commission

January 11, 2008

pay an administration fee based on a percentage of committed capital. Our disclosure now reads as follows:

“The Partnership will pay to the Adviser an advisory fee, payable monthly in arrears, at an annual rate of 1.50% of Contributed Capital until the first anniversary of the Final Closing, and thereafter at an annual rate of 1.50% of Contributed Capital, less Contributed Capital returned to unitholders (not net asset value). The Partnership also will pay the Adviser, in its capacity as administrator, an administration fee, payable monthly in arrears, at an annual rate of 0.25% of Contributed Capital until the first anniversary of the Final Closing, and thereafter at an annual rate of 0.25% of Contributed Capital, less Contributed Capital returned to unitholders (not net asset value). The Adviser will pay, out of its own assets, a portion of the advisory fee to the Sub-Adviser for managing the Partnership’s non-Portfolio Fund assets, at an annual rate equal to 0.35% of the fair value of the non-Portfolio Fund assets managed by the Sub-Adviser.”

The Partnership decided to base such fees on a percentage of contributed capital because (i) this is the way advisory fees typically are structured for private equity real estate funds, and (ii) nothing in the Investment Company Act of 1940 Act prohibits structuring the fee in this way, as evidenced by the instruction to Item 9(b)(3) of Form N-2, which requires a registrant to disclose on what basis any advisory fee is determined that is not based on net assets. On December 4, 2007, the Board of Directors of the Partnership, including a majority of the directors who are not “interested persons” of the Partnership within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”), approved this formulation of the investment advisory fee and administration fee at an in-person meeting called for that purpose.

Please call me at (212) 735-3406 or email me at mkh@skadden.com if you have any questions regarding this letter or filing.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman